SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT


                        Pursuant to Section 15(d)of the
                         Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 1997

                     Citizens Utilities 401(k) Savings Plan
                            (Full title of the Plan)

                           Citizens Utilities Company
                  High Ridge Park, Stamford, Connecticut 06905
           (Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)


                        Commission File Number 001-11001

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this Annual Report to be signed by the duly authorized undersigned thereunto duly authorized.

Date:    June 29, 1998                     By:    Citizens Utilities Company,
                                                  Plan Administrator of the
                                                  Citizens Utilities 401(k)
                                                  Savings Plan

                                           By:    Livingston E. Ross
                                                  -----------------------------
                                                  Livingston E. Ross
                                                  Vice President and Controller


                     Citizens Utilities 401(k) Savings Plan
                   Index to Financial Statements and Schedules



                                                                                                           Page
                                                                                                           ----


Independent Auditors' Report                                                                                 3

Financial Statements:
         Statements of Net Assets Available for Benefits
                  December 31, 1997 and 1996                                                                 4

         Statement of Changes in Net Assets Available for Benefits with Fund
                  Information for the Year Ended December 31, 1997                                           5

         Notes to Financial Statements                                                                    6-12

Schedules:*

  I -    Item 27a - Schedule of Assets Held for Investment Purposes                                         13

 II -    Item 27d - Schedule of Reportable Transactions for the Year Ended
         December 31, 1997                                                                                  14


Independent Auditors' Consent                                                                               15










*Certain schedules omitted due to absence of conditions under which they are required.

                          Independent Auditors' Report
                          ----------------------------


Citizens Utilities Company, Plan Administrator of the
Citizens Utilities 401(k) Savings Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Citizens Utilities 401(k) Savings Plan as of December 31, 1997 and 1996, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Items 27a-Schedule of Assets Held for Investment Purposes, and Item 27d-Schedule of Reportable Transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                        KPMG PEAT MARWICK LLP
New York, New York
June 29, 1998

                     Citizens Utilities 401(k) Savings Plan
                 Statements of Net Assets Available for Benefits
                          at December 31, 1997 and 1996


                                                                                1997                      1996
                                                                                ----                      ----
Assets
------
Investment:
    Stock Fund - at market value
        (Cost $12,477,516 in 1997 and $10,968,497 in 1996)              $      9,713,257          $      9,989,639

    Guaranteed Income Fund - at contract value                                 8,255,059                 7,077,374

    Equity Fund - at market value
        (Cost $6,190,215 in 1997 and $4,277,123 in 1996)                       8,935,146                 5,640,835

    Bond Fund - at market value
        (Cost $888,918 in 1997 and $698,325 in 1996)                             907,842                   717,570

    Loans receivable                                                           1,196,265                   841,723
                                                                           -------------             -------------
                                                                              29,007,569                24,267,141

Employer contribution  receivable                                              1,214,515                   620,673
Participants' contribution  receivable                                           622,778                   299,177
Other receivables                                                                209,619                    98,963
                                                                           -------------             -------------
          Net Assets Available for Benefits                             $     31,054,481          $     25,285,954
                                                                           =============             =============


See accompanying notes to financial statements



                     Citizens Utilities 401(k) Savings Plan
 Statement of Changes in Net Assets Available for Benefits with Fund Information
                          Year Ended December 31, 1997

                                             Participant Directed
                                   ----------------------------------------
                                                  Guaranteed
                                      Stock         Income         Equity
                                      Fund           Fund           Fund
                                   -------------  ------------    ---------

Investment Income:
    Dividends ...............       $      --      $      --      $  59,338
    Interest ................          31,071         23,090         38,405

   Net (Depreciation)
   Appreciation in Fair
   Value of Investments .....        (600,603)       510,795      1,873,388
                                  -----------    -----------    -----------
                                     (569,532)       533,885      1,971,131
 Contributions:
     Participants' ..........       1,163,436      1,090,949      1,088,437
     Employer ...............              --         20,772         13,170
                                  -----------    -----------    -----------


     Total Contributions ....       1,163,436      1,111,721      1,101,607

Net transfers - other .......        (781,751)       (81,964)       486,011
Net transfers - loans .......         (13,727)       (10,531)        (5,812)

Distribution:
Benefits Paid to Participants        (256,452)      (374,402)      (258,337)
Participants'  contributions
    used for life insurance
    premium payments ........            (859)        (1,024)          (289)
                                  -----------    -----------    -----------
       Total  Distribution ..        (257,311)      (375,426)      (258,626)
                                  -----------    -----------    -----------


Changes in Net Assets .......        (458,885)     1,177,685      3,294,311
                                  -----------    -----------    -----------


Net Assets Available for
Benefits:

Beginning of  year ..........       7,291,041      7,077,374      5,640,835
                                  -----------    -----------    -----------

End of year .................   $   6,832,156    $ 8,255,059    $ 8,935,146
                                  ===========    ===========    ===========


                                     Page 5


                     Citizens Utilities 401(k) Savings Plan
 Statement of Changes in Net Assets Available for Benefits with Fund Information
                          Year Ended December 31, 1997
                                  (Continued)


                                                                               Non-Particpant
                                       Particpant Directed                        Directed
                              ------------------------------------------       -------------
                                    Bond                                           Stock
                                    Fund          Loans          Other             Fund           Total
                                -----------     ---------       --------       -------------    --------




Investment Income:
    Dividends ...............   $      --      $      --      $    67,906    $      --          127,244
    Interest ................        43,417            602           --             --          136,585

   Net (Depreciation)
   Appreciation in Fair
   Value of Investments .....        17,503           --             --         (294,758)     1,506,325
                                -----------    -----------    -----------    -----------    -----------
                                     60,920            602         67,906       (294,758)     1,770,154
 Contributions:
     Participants' ..........       164,415           --          323,601           --        3,830,838
     Employer ...............         3,005           --          593,842        603,120      1,233,909
                                -----------    -----------    -----------    -----------    -----------


     Total Contributions ....       167,420           --          917,443        603,120      5,064,747

Net transfers - other .......       (14,862)       392,566           --             --             --
Net transfers - loans .......          (987)       (11,693)        42,750           --             --

Distribution:
Benefits Paid to Participants       (22,112)       (26,933)          --         (125,859)    (1,064,095)
Participants'  contributions
    used for life insurance
    premium payments ........          (107)          --             --             --           (2,279)
                                -----------    -----------    -----------    -----------    -----------
       Total  Distribution ..       (22,219)       (26,933)          --         (125,859)    (1,066,374)
                                -----------    -----------    -----------    -----------    -----------

Changes in Net Assets .......       190,272        354,542      1,028,099        182,503      5,768,527
                                -----------    -----------    -----------    -----------    -----------

Net Assets  Available for
Benefits:

Beginning of  year ..........       717,570        841,723      1,018,813      2,698,598     25,285,954
                                -----------    -----------    -----------    -----------    -----------

End of year .................   $   907,842    $ 1,196,265    $ 2,046,912    $ 2,881,101     31,054,481
                                ===========    ===========    ===========    ===========    ===========



                                    Page 5a

                     Citizens Utilities 401(k) Savings Plan
                          Notes to Financial Statements
                           December 31, 1997 and 1996

(1)     Description of the Plan
        -----------------------

          The following brief description of the Citizens Utilities Company (the "Company") 401(k) Savings Plan (the "Plan") provides general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

          a. General. Employees of the Company or its subsidiaries whose terms and conditions of employment are determined under collective bargaining agreements are entitled to participate in the Plan. Enrollment dates are on January 1 and July 1 of each year. At December 31, 1997 there were 1,912 employees eligible to participate in the Plan and 1,677 were participating in the Plan. The Plan is subject to provisions of the Employee Retirement Act of 1974 (ERISA).

          b. Contributions. Eligible employees may contribute up to 16% of their annual compensation through payroll deductions, subject to certain maximum contribution restrictions. Participants who maintained life insurance coverage after January 1, 1992 may continue to elect to make specific dollar allocations to purchase life insurance coverage. Contributions may be apportioned in 5% increments to any combination of the four investment options specified below. At December 31, 1997 the number of accounts in each fund option were as follows:

                                                     Number of
                                                     Accounts
                                                     ---------
                  Investment Option:
                     Stock Fund                        1,672
                     Guaranteed Income Fund            1,213
                     Equity Fund                         937
                     Bond Fund                           393
                  Loan Fund                              313
                  Life Insurance                          10


               Certain bargaining units are entitled to receive a Company contribution equal to 50% of the first 6% of each Participant's annual base compensation (as defined by the Plan) that a participant contributes to the Plan. The Company contributions are invested entirely in the Stock Fund, unless a participant is age 55 or older in which case they may elect to have the Company contribution invested in the same investments as their own contributions and may transfer previous Company contributions invested in Citizens Common Stock Fund to other investment options.

               c. Participant accounts. Each participant's account is credited with the participant's contribution and an allocation of the Company contribution and plan earnings or losses. Allocations are based on each participant's contribution, as defined. The benefit to which a participant is entitled is the amount which can be provided from the participant's account.

                     Citizens Utilities 401(k) Savings Plan
                          Notes to Financial Statements
                           December 31, 1997 and 1996

d.  Vesting.   Participants   are  at  all  times  fully  vested  in  their  own
contributions and the allocated earnings thereon. Participants eligible for Company contributions become 100% vested in the Company contributions and the related earnings on the Company's contributions upon disability, death, attainment of normal retirement age or after five years of service. For any other termination of employment, the vesting schedule is as follows:

                                                       Vested Percentage
                                                           of Company
                                                       Contributions and
                  Years of Service                      Related Earnings
                  ----------------                      ----------------
                  Less than 2 years                             0%
                  2 years but less than 3 years                40%
                  3 years but less than 4 years                60%
                  4 years but less than 5 years                80%
                  5 years or more                             100%

e. Investment options. The Plan provides participants with the following investment options: a Company Common Stock Fund, a Guaranteed Income Fund, an Equity Fund, a Bond Fund and Life Insurance. A description of each Fund follows:

Stock Fund:
The Stock Fund invests in shares of the Company's Common Stock. Stock dividends are paid on Common Stock in additional full and fractional shares. Stock dividends are not reported as dividend income in the Statement of Changes in Net Assets Available for Benefits, rather, stock dividends are capital transactions which have the effect of increasing plan shares and decreasing per share cost. Shares received from stock dividends were 40,127 in 1997 and 50,184 in 1996.

Guaranteed  Income Fund:
Contributions to the Guaranteed Income Fund have been invested in the following Guaranteed Income Contracts:


                                                                                                Annual
                                                                                               Compound
     Contribution Period       Guaranteed Income Contract Issuer         Maturity Date      Rate of Return
     -------------------       ---------------------------------         -------------      --------------
           Various          PNC Bank Guaranteed
                               Investment Contract Fund                        N/A               Various
           7/1/97           Travelers Life & Annuity                         3/31/03              6.81%
       7/1/96 to 6/30/97    Principal Mutual Life Insurance Company          6/29/02              7.16%
           7/1/96           CIGNA                                            6/30/01              7.14%
      11/1/95 to 6/30/96    Allstate Life Insurance Company                  6/30/00              6.14%
          1/18/95           Allstate Life Insurance Company                  6/30/00              8.11%
          9/08/94           New York Life Insurance Company                  6/30/99              7.11%
       7/1/94 to 6/30/95    John Hancock Mutual Life Insurance Company       6/30/98              6.94%
       7/1/93 to 6/30/94    Principal Mutual Life Insurance Company          6/30/99              5.60%
       7/1/92 to 6/30/93    Pacific  Mutual Life Insurance Company           6/10/97              7.30%



                     Citizens Utilities 401(k) Savings Plan
                          Notes to Financial Statements
                           December 31, 1997 and 1996

Participants in the Guaranteed Income Fund receive a blended interest rate calculated using a weighted average of contract assets and the above annual compound rates of return. The blended interest rate is projected using assets in the above contracts and varies as contracts mature, as new contracts are purchased and with deposit and withdrawal experience.

Equity Fund:
Contributions to the Equity Fund are invested in the Index Trust 500 Portfolio managed by Vanguard Group. This fund is a passive equity management vehicle which seeks to replicate the total return of the Standard and Poor's 500 stock index with dividends reinvested.

Bond Fund:
Contributions to the Bond Fund are invested in the GNMA Bond Fund managed by Vanguard Group. The GNMA Bond Fund is primarily comprised of securities backed by the full faith and credit of the U.S. Government. Dividends are received in cash and are reinvested in additional Bond Fund shares.

Life Insurance:
Effective January 1, 1992 the life insurance option was no longer offered to existing and newly eligible participants. Prior to 1992, life insurance which may cover the participant, his/her spouse and dependent children, was provided by Inter-American Life Insurance Company ("Inter-American"). Participants who maintained life insurance policies prior to January 1, 1992 had their coverage remain intact. These Participants may continue to have up to 25% of their contributions used to pay all premiums on a selected amount of life insurance coverage. Insurance certificates are issued to all Participants selecting this option and insurance policies are issued to Participants upon their retirement or termination.

f. Participant Loans. Participants in the Plan for two years or more may request to borrow up to the lesser of 50% of his/her vested account balance or $50,000, in both cases limited to the Participant's salary deferral account balance on the valuation date preceding the date on which the loan is made. The loans are allocated to a Loan Fund. The interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month in which the loan is approved and remains fixed at that rate for the term of the loan. Loan repayments are made through payroll deductions and are credited to the Participants' accounts as the payments are made. In the event of termination of employment, a Participant's loan note may be repaid in full or will be canceled and the Participant's distribution reduced by the amount of the outstanding loan balance.

g. Payment of Benefits. Upon termination of employment, a Participant is entitled to receive payment in full of the vested portion of his/her account. If the value of the terminating Participant's account exceeds $3,500, the Participant may elect to defer distribution. Prior to January 1, 1997, the distribution must have begun on or before April 1st of the calendar year following the year the Participant attained age 70 1/2. After December 31, 1996, the distribution must begin either on or before April 1st of the year following the year the participant attains age 70 1/2 or if the participant is still employed by the Company, on or before April 1st of the calendar year after the year in which the participant retires.

                      Citizens Utilities 401(k)Savings Plan
                          Notes to Financial Statements
                           December 31, 1997 and 1996


h. Forfeitures. At December 31, 1997, and 1996, forfeited nonvested Company contributions totaled $8,079 and $4,663, respectively. These amounts are used to reduce the future obligation of the Company to make contributions to the Plan.

i. Administration  Costs. Plan administration  costs are paid by the Company.

j. As of January 1, 1998, the Company changed administrative service provider and trustee to Putnam Investments. In addition, the Citizens Utilities 401(k) Savings Plan was merged into the CUC 401(k) Employee Benefit Plan and restated to reflect such merger. The restated Plan shall be known as Citizens 401(k) Savings Plan. At the same time certain enhancements were made to the Plan. Following is a comparison of the provisions of the Plan prior to January 1, 1998 with the enhanced Plan.

                                     CURRENT PLAN                                ENHANCED PLAN
                       ------------------------------------------   ------------------------------------------

                        Plan enrollment
                       ------------------------------------------   ------------------------------------------

                        Only on January 1 or July 1 after the        At any time after the completion of six
                        completion of 30 days of service             months of continuous service (provided
                        (provided  employee  is  full-time  or  a    employee is  full-time or a part-time em-
                        part-time employee regularly schedules to    ployee scheduled to work at least 20
                        work at least 20 hours per week)             hours per week)


                        Changing salary deferral percentages
                        ------------------------------------------ - ------------------------------------------

                        Quarterly, by form, at least 15 days in      Daily, by telephone, generally effective
                        advance to be effective at the beginning     with the first payroll of the following
                        of the next calendar quarter                 month


                        Investment choices
                        ------------------------------------------ - ------------------------------------------

                        Guaranteed Income Fund                       Stable Value Fund
                        Bond Fund                                    Putnam Income Fund
                        Citizens Utilities Company                   Citizens Utilities Company
                             Common Stock Fund                            Common Stock Fund
                        Equity Fund                                  Putnam S&P 500 Index Fund
                                                                     Putnam OTC & Emerging
                                                                          Growth Fund
                                                                     Putnam International Growth Fund


                        CUC 401(k) Employee Savings Plan
                          Notes to Financial Statements
                           December 31, 1997 and 1996


          CURRENT PLAN                                 ENHANCED PLAN
 ------------------------------------------ - ----------------------------------


 Investment performance on account
   statements
 ----------------------------------------- -- ----------------------------------

 Unit accounting                              Share accounting


 Ability to transfer existing
   investments
 ------------------------------------------ - ----------------------------------

Up to eight times per year (no               Daily
more than twice per quarter)


Eligibility to take a loan
------------------------------------------ - -----------------------------------

Must be a Plan participant for at            Available immediately upon
least two years                              participation in the Plan


Spousal consent for loans and
  distributions
------------------------------------------ - -----------------------------------

Necessary                                    Not necessary


Eligibility to take a hardship
   withdrawal
------------------------------------------ - -----------------------------------

Must be a Plan participant for at            Available immediately upon
least one year                               participation in the Plan

                        CUC 401(k) Employee Savings Plan
                          Notes to Financial Statements
                           December 31, 1997 and 1996


(2)      Summary of Accounting Policies

          (a)  Basis of Accounting
               -------------------
               The financial statements of the Plan are prepared under the accrual method of accounting. The Fund Information reflected in the Statement of Changes in Net Assets includes the application of assets to the applicable funds as directed by the participants as of December 31, 1997 and 1996.

           (b) Use of Estimate
               ---------------
               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from these estimates.

          (c)  Investment Valuation, Income Recognition and Payment of Benefits
               ----------------------------------------------------------------
               The Plan's investments are stated at fair value, except for investment contracts in the Guaranteed Income Fund, which are valued at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

               Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the payment date. Benefits are recorded when paid.

          (d)  Reclassifications
               -----------------
               Certain 1996 balances have been reclassified to conform to the 1997 presentation.

(3)  Investment of 5% or more of the Net Assets Available for Plan Benefits
     ----------------------------------------------------------------------
     At December 31, 1997 the Plan had  $9,713,257,  $8,255,059  and  $8,935,146
     invested in the Stock Fund, Guaranteed Income Fund and Equity Fund, respectively, which represents an investment of 5% or more of the Net Assets Available for Plan Benefits. In addition, the Guaranteed Income Fund includes an investment of $2,373,228 in the PNC Guaranteed Investment Fund, which represents an investment of 5% or more of the Net Assets Available for Plan Benefits.

                     Citizens Utilities 401(k)Savings Plan
                         Notes to Financial Statements
                           December 31, 1997 and 1996


 (4)  Related Party Transaction
      -------------------------

     PNC
     Certain Plan investments are shares of mutual funds that were managed by PNC through December 31, 1997. PNC is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest. Fees paid by the Company for investment management services amounted to $56,085 in 1997.

     Putnam Investments
     ------------------
     As of January 1, 1998, the Company changed administrative service provider and trustee to Putnam Investments.

 (5) Transfer from Other Plans
     -------------------------

     Effective January 1, 1996, participants in the ALLTEL Savings Plan from the acquired ALLTEL properties in California became participants in the Plan. Effective April 1, 1996, participants in the acquired ALLTEL property in Nevada became participants in the Plan. Assets in the ALLTEL Savings Plan totaling $595,230 were transferred to the Plan in 1996.


(6)  Termination of Plan
     -------------------

     The termination of the Plan is governed by collective bargaining agreements and the terms of the Employee Retirement Income Security Act of 1974 ("ERISA").

(7)  Tax Status
     ----------

     The Plan has received a favorable determination letter from the Internal Revenue Service dated January 25, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and the related trust is tax exempt under Section 501(a) of the Code.

                                                                    Schedule I

                     Citizens Utilities 401(k) Savings Plan
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1997


           Identity of Issuer,                                                                           Cost or         Market or
           Borrowers, Lesser,                                                          Number of         Contract        Contract
            or Similar Party                     Description of Assets                   Shares           Value           Value
           ------------------                    ---------------------               -------------     ------------    ------------

                                           Stock Fund
                                           ----------
Citizens Utilities Company                 Citizens Utilities Company
                                              Common Stock                              1,009,170   $    12,477,516  $     9,713,257
                                                                                     =============     =============    ============


                                           Guaranteed Income Fund
                                           ----------------------
Allstate Life Insurance Company            Guaranteed Income Contract                                       480,280          480,280
Allstate Life Insurance Company            Guaranteed Income Contract                                       848,110          848,110
CIGNA                                      Guaranteed Income Contract                                       440,732          440,732
John Hancock Mutual Life Ins. Co.          Guaranteed Income Contract                                       779,366          779,366
New York Life Insurance Company            Guaranteed Income Contract                                     1,152,393        1,152,393
PNC Bank                                   Guaranteed Income Fund                                         2,373,228        2,373,228
Principal Mutual Life Ins. Company         Guaranteed Income Contract                                     1,132,226        1,132,226
Principal Mutual Life Ins. Company         Guaranteed Income Contract                                       326,310          326,310
Travelers Life Insurance Company           Guaranteed Income Contract                                       722,414          722,414
                                                                                                       -------------    ------------
      Total Guaranteed Income                                                             674,212   $     8,255,059  $     8,255,059
                                                                                     =============     =============    ============

                                           Equity Fund
                                           -----------
Vanguard Group                             Vanguard Index Trust Fund                      100,900   $     6,190,215  $     8,935,146
                                                                                     =============     =============    ============

                                           Bond Fund
                                           ---------
Vanguard Group                             Vanguard GNMA Fund                              88,371   $       888,918  $       907,842
                                                                                     =============     =============    ============

                                           Loan Fund
                                           ---------
                                           Participants' Loans Receivable                           $     1,196,265  $     1,196,265
                                                                                                       =============    ============









See Independent Auditors' Report

                     Citizens Utilities 401(k) Savings Plan
                 Item 27d - Schedule of Reportable Transactions
                      For Plan Year Ended December 31, 1997


                                                                             Lease
Issuer     Description of Asset        Purchase Price    Selling Price       Rental
Vanguard   Vanguard GNMA               $    362,277      $          -       $
Vanguard   Vanguard GNMA                          -           175,639

Vanguard   Vanguard Index Trust           3,070,184                 -
Vanguard   Vanguard Index Trust                   -         1,496,384

PNC Bank   Investment Contract Fund       2,201,933                 -
PNC Bank   Investment Contract Fund               -         1,428,510


                                    Page 14


                     Citizens Utilities 401(k) Savings Plan
                  Iten 27d-Schedule of Reportable Transactions
                     For Plan Year Ended December 31, 1997


                                         Expenses                       Current Value
                                         Incurred                        Of Asset on
                                           With                          Transaction
Issuer     Description of Asset         Transaction    Cost of Asset        Date        Net Gan/(Loss)
------     --------------------        ------------    -------------   -------------    --------------

Vanguard   Vanguard GNMA                 $        -     $   362,277      $   362,277    $          -
Vanguard   Vanguard GNMA                          -         171,684          175,639           3,955

Vanguard   Vanguard Index Trust                   -       3,070,184        3,070,184               -
Vanguard   Vanguard Index Trust                   -       1,157,092        1,496,384         339,292

PNC Bank   Investment Contract Fund               -       2,201,933        2,201,933               -
PNC Bank   Investment Contract Fund               -       1,308,251        1,428,510         120,259





See Independent Auditors' Report
                                     Page 14a

                          Independent Auditors' Consent


The Board of Directors
Citizens Utilities Company:


We consent to incorporation by reference in the registration statement (No. 33-37602) on Form S-8 of Citizens Utilities Company of our report dated June 29, 1998, relating to the Statements of Net Assets Available for Benefits of the Citizens Utilities 401(k) Savings Plan as of December 31, 1997 and 1996 and the related statement of Changes in Net Assets Available for Benefits and supplemental schedules for the year then ended December 31, 1997, which report appears in the December 31,1997 annual report on Form 11-K of Citizens Utilities 401(k) Savings Plan.



                                                               KPMG PEAT MARWICK




New York, New York
June 29, 1998



                                     Page 15